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Paul, Hastings, Janofsky & Walker LLP
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April 17, 2009
VIA EDGAR [CORRESPONDENCE FILING]
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:           Kayne Anderson MLP Investment Company — File Nos. 333-151975 and 811-21593
Ladies and Gentlemen:
We are counsel to Kayne Anderson MLP Investment Company (the “Registrant”), and have reviewed the enclosed Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (the “Amendment”), which is being filed pursuant to paragraph (b)(1) of Rule 486 under the Securities Act of 1933, as amended.
We hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 486.
Very truly yours,
/s/ David A. Hearth
David A. Hearth
for PAUL, HASTINGS, JANOFSKY & WALKER LLP